On April 15, 2011, Fidelity Congress Street Fund, a series of Fidelity Congress Street Fund, transferred all of its shares to Spartan 500 Index Fund, a series of Fidelity Concord Street Trust, solely in exchange for shares of Spartan 500 Index Fund and the assumption by Spartan 500 Index Fund of Fidelity Congress Street Fund's liabilities, and such shares of Spartan 500 Index Fund were distributed constructively to shareholders of Fidelity Congress Street Fund in complete liquidation and termination of Fidelity Congress Street Fund. The transaction was approved by the Board on October 20, 2010 and by shareholders of Fidelity Congress Street Fund on March 15, 2011.